Exhibit 4.4
IR BIOSCIENCES HOLDINGS, INC.

AMENDMENT NO. 2
to
SECURED CONVERTIBLE DEBENTURE DUE MAY 31, 2011

THIS DEBENTURE AMENDMENT SHOULD BE ATTACHED TO THE
ORIGINAL DEBENTURE CERTIFICATE

This Amendment No. 2 to Secured Convertible Debenture (this “Amendment”) dated August 8, 2008 is issued in connection with Secured Convertible Debenture (No. IRBO-1-1) (the “Debenture”) issued on June 12, 2008 by IR Biosciences Holdings, Inc. (the “Company”) to YA Global Investments, L.P. (the “Holder”) in the original principal amount of $1,000,000 and amended pursuant to Amendment No. 1 thereto.  Capitalized terms used but not defined herein have the meaning given thereto in the Debenture.

THIS CERTIFIES THAT, the following amendments are hereby made to the Debenture:

•	The Fixed Conversion Price shall be $1.50 (taking into effect adjustment due to the August 2008 reverse stock split).

•	“Triggering Event” means the occurrence of any of the following: (i) June 30, 2010, or (ii) a failure by the Company’s to achieve any of the Triggering Milestones.

•	The following Section 3(f) will be added to the Debenture:

“Optional Redemption at Election of Holder.  Subject to the provisions of this Section 3(f), at any time and from time to time on or after December 31, 2009, the Holder may deliver a notice to the Company (the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its election to compel the Company to redeem some or all of the then outstanding principal amount plus the applicable Redemption Premium (such amount, the “Optional Redemption Amount”) of this Debenture on the 5th Trading Day (such date, the “Optional Redemption Date”) following the Optional Redemption Notice Date.  The sum of all Optional Redemption Amounts with respect to this Debenture and any Other Debentures shall not to exceed $1,500,000.  The Optional Redemption Amount is payable in full in cash on the Optional Redemption Date.  The Redemption Premium shall be equal to twenty percent (20%) of the Principal amount being redeemed for a Redemption made in accordance with this Section 3(f).”

•	The following Section 2(a)(x) will be added to the Debenture:

“the failure to pay the Optional Redemption Amount in full in cash on the Optional Redemption Date.”

•	Section 1(b) of each of the Debenture shall be removed in its entirety and replaced with the following:

“Section 1(b) Payment of Interest in Cash, Kind or Interest Debenture.

(i)
From and after August 8, 2008, the Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of 10% per annum, payable quarterly on March 31, June 30, September 30 and December 31, beginning on the first such date after the Original Issue Date, on each Conversion Date (as to that principal amount then being converted), and on the Maturity Date, or sooner as provided herein (each such date, an “Interest Payment Date”) (if any Interest Payment Date is not a Business Day, then the applicable payment shall be due on the next succeeding Business Day), either (A) in cash, (B) at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares of Common Stock at the Interest Conversion Price (the dollar amount to be paid in shares, the “Interest Share Amount”), (C) at the Company’s option, by issuing an Interest Debenture for the amount of Interest being paid (in the form attached hereto as Exhibit II) (the “Interest Debenture”) in the aggregate principal amount equal to such interest amount, or (D) a combination thereof of (A), (B) and (C); provided, however, that payment, pursuant to subsection (B), in shares of Common Stock may only occur if (i) all of the Equity Conditions have been met (unless waived by the Holder in writing) during the 20 Trading Days immediately prior to the applicable Interest Payment Date (the “Interest Notice Period”) and through and including the date such shares of Common Stock are actually issued to the Holder, and (ii) the Company shall have given the Holder notice in accordance with the notice requirements set forth below; provided, further, however, if the Company shall determine to pay interest in the form of an Interest Debenture, attached hereto as Exhibit II, or in the form of shares of Common Stock, the Company shall deliver such Interest Debenture, registered in the name of the Holder and in the aggregate principal amount equal to such interest payment, or such shares of Common Stock, no later than three (3) Trading Days following the Interest Payment Date.

(ii)
Company’s Election to Pay Interest in Cash, Shares of Common Stock or Interest Debenture.  Subject to the terms and conditions herein, the decision whether to pay interest hereunder in cash, shares of Common Stock, or in the form of an Interest Debenture, or a combination thereof, shall be at the sole discretion of the Company.  Prior to the commencement of any Interest Notice Period, the Company shall deliver to the Holder a written notice of its election to pay interest hereunder on the applicable Interest Payment Date either in cash, shares of Common Stock, an Interest Payment Debenture or a combination thereof, provided that the Company may indicate in such notice that the election contained in such notice shall apply to future Interest Payment Dates until revised by a subsequent notice.  During any Interest Notice Period, the Company’s election (whether specific to an Interest Payment Date or continuous) shall be irrevocable as to such Interest Payment Date.  Subject to the aforementioned conditions, failure to timely deliver such written notice to the Holder shall be deemed an election by the Company to pay the interest on the Interest Payment Date in cash.  At any time the Company delivers a notice to the Holder of its election to pay the interest in shares of Common Stock, the Company shall timely file a prospectus supplement pursuant to Rule 424 disclosing such election, unless Company Counsel is able to provide the Transfer Agent with a Rule 144 opinion as to such shares.

(iii)
Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made.  Payment of interest in shares of Common Stock shall otherwise occur pursuant to Section 4(b) herein and, solely for purposes of the payment of interest in shares, the Interest Payment Date shall be deemed the Conversion Date.  Interest shall cease to accrue with respect to any principal amount converted, provided that, the Company actually delivers the Conversion Shares within the time period required by Section 4(b) herein.  Interest hereunder will be paid to the Person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of this Debenture.

(iv)
Late Fee.  All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law (the “Late Fees”) which shall accrue daily from the date such interest is due hereunder through and including the date of actual payment in full.  Notwithstanding anything to the contrary contained herein, if, on any Interest Payment Date the Company has elected to pay accrued interest in the form of Common Stock but the Company is not permitted to pay accrued interest in Common Stock because it fails to satisfy the conditions for payment in Common Stock set forth in Section 1(b) herein, then, at the option of the Holder, the Company, in lieu of delivering either shares of Common Stock pursuant to this Section 1(b) or paying the regularly scheduled interest payment in cash, shall deliver, within three (3) Trading Days of each applicable Interest Payment Date, an amount in cash equal to the product of (x) the number of shares of Common Stock otherwise deliverable to the Holder in connection with the payment of interest due on the Interest Payment Date multiplied by (y) the highest VWAP during the period commencing on the Interest Payment Date and ending on the Trading Day prior to the date such payment is actually made.  If any Interest Conversion Shares are issued to the Holder in connection with an Interest Payment Date and are not applied against an Interest Share Amount, then the Holder shall promptly return such excess shares to the Company.

•	The definition of “Interest Payment Date” set forth in Section 17(n) shall be deleted and replaced with the following:

“‘Interest Payments Date’ shall have the meaning set forth in Section 1(b).”

•	The form of Interest Debenture attached as Exhibit II to that certain letter agreement dated August 8, 2008 shall be attached as Exhibit II to the Debenture.

•	The definition of “Equity Conditions” set forth in Section 17(i) shall be deleted and replaced with the following:

“Equity Conditions” means, during the period in question, (a) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more Conversion Notices of the Holder, if any, (b) the Company shall have paid all liquidated damages and other amounts owing to the Holder in respect of this Debenture, (c)(i) there is an effective Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the shares of Common Stock issuable pursuant to the Transaction Documents (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future) or (ii) all of the Conversion Shares issuable pursuant to this Debenture (and any shares issued in lieu of cash payments of interest hereunder) may be resold pursuant to Rule 144, (d) the Common Stock is trading on a Trading Market and all of the shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such Primary Market (and the Company believes, in good faith, that trading of the Common Stock on a Primary Market will continue uninterrupted for the foreseeable future), (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to the Transaction Documents, (f) there is no existing Event of Default or no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default, (g) the issuance of the shares in question to the Holder would not violate the limitations set forth in Section 4(c) herein, (h) there has been no public announcement of a pending or proposed Fundamental Transaction that has not been consummated, and (i) the Holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information.

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer.

IR Biosciences Holdings, Inc.

By:       /s/ Michael Wilhelm
Name:  Michael Wilhelm
Title:    CEO